Exhibit 21
SUBSIDIARIES OF RAYTHEON COMPANY

Name of Subsidiary	Jurisdiction
Forcepoint LLC	Delaware

In accordance with Item 601(b)(21) of Regulation S-K, the Company has omitted from this Exhibit the names of its subsidiaries which, considered in the aggregate or as a single subsidiary, do not constitute a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X.

The following entity is excluded from the above table because it is deemed to be in the same line of business as Forcepoint LLC: Raytheon Oakley Systems, LLC, which, together with its wholly-owned subsidiaries, wholly owns Forcepoint LLC. Raytheon Company, together with a wholly-owned subsidiary, holds 80.5% of all ownership interests in Raytheon Oakley Systems, LLC, and Vista Equity Partners holds the remaining 19.5% of ownership interests in Raytheon Oakley Systems, LLC.